STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	March 31, 2012	December 31, 2011

Assets
Current assets
Cash		$1,453	$5,629
Accounts receivable		119,045	124,806
Deferred financial assets	14	899	2,312
Other current		24,201	14,655

		145,598	147,402
Exploration and evaluation assets	4	845,345	874,799
Property, plant and equipment	5	4,416,565	4,332,011
Goodwill		152,017	154,691
Deferred financial assets	14	6,533	6,585
Other assets	7	233,032	207,824

Total Assets		$5,799,090	$5,723,312

Liabilities
Current liabilities
Accounts payable		$351,582	$422,666
Dividends payable		35,363	32,609
Current portion of long-term debt	8	45,947	46,808
Deferred financial credits	14	54,295	35,711

		487,187	537,794

Long-term debt	8	858,443	860,286
Deferred financial credits	14	33,595	31,820
Deferred tax liability		435,452	452,670
Decommissioning liability	9	533,520	563,763

		1,861,010	1,908,539

Total Liabilities		2,348,197	2,446,333

Equity
Shareholders' capital	13	3,786,906	3,442,364
Contributed surplus	13	29,258	26,910
Accumulated deficit		(419,283)	(279,467)
Accumulated other comprehensive income/(loss)		54,012	87,172

		3,450,893	3,276,979

Total Liabilities & Equity		$5,799,090	$5,723,312

See accompanying notes to the Condensed Consolidated Financial Statements

20      ENERPLUS 2012 1st QUARTER REPORT

Condensed Consolidated Statements of Income
and Comprehensive Income

Three months ended March 31 (CDN$ thousands) unaudited	Note	2012	2011

Revenues
Oil and gas sales		$345,151	$324,002
Royalties		(66,726)	(58,553)
Commodity derivative instruments gain/(loss)	14	(27,654)	(76,127)

		250,771	189,322

Expenses
Operating		72,063	57,075
General and administrative		20,720	17,067
Equity based compensation		4,575	8,664
Transportation		6,152	5,274
Depletion, depreciation and amortization	5	118,518	99,901
Impairments	6	86,906	32,394
Foreign exchange	11	(5,320)	1,662
Finance expense	10	15,798	14,007
Asset disposition (gain)/loss		(24,100)	(26,235)
Other expense/(income)		(342)	(407)

		294,970	209,402

Income/(loss) before taxes		(44,199)	(20,080)
Current tax expense/(recovery)	12	703	782
Deferred tax expense/(recovery)	12	(11,081)	(50,411)

Net Income/(loss)		$(33,821)	$29,549

Other Comprehensive Income
Change in fair value of available for sale financial instruments, net of tax	7	(4,176)	2,948
Change in cumulative translation adjustment		(28,984)	(31,165)

Other Comprehensive Income, net of tax		(33,160)	(28,217)

Total Comprehensive Income/(loss)		(66,981)	1,332

Net income/(loss) per share
Basic		$(0.18)	$0.17
Diluted		$(0.18)	$0.16

Weighted average number of shares outstanding (thousands)	13
Basic		189,844	178,832
Diluted		190,060	179,452

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2012 1st QUARTER REPORT      21

Condensed Consolidated Statements of Changes
in Shareholders' Equity

Three months ended March 31 (CDN$ thousands) unaudited	2012	2011

Shareholders' Capital
Balance, beginning of year	$3,442,364	$5,639,380
Reclassification of EELP units	–	44,387
Reclassification of accumulated deficit	–	(2,314,775)
Public offering	330,618	–
Stock option plan – cash	747	4,922
Stock option plan – non cash	644	4,753
Dividend Reinvestment Plan	12,533	11,078

Balance, end of period	$3,786,906	$3,389,745

Contributed Surplus
Balance, beginning of year	$26,910	$3,795
Reclassification of trust unit rights liability	–	20,156
Stock option plan – exercised	(644)	(4,753)
Stock option plan – expensed	2,992	3,483

Balance, end of period	$29,258	$22,681

Accumulated Deficit
Balance, beginning of year	$(279,467)	$(2,314,775)
Reclassification to Shareholders' Capital	–	2,314,775
Net income/(loss)	(33,821)	29,549
Dividends on common shares	(105,995)	(96,686)

Balance, end of period	$(419,283)	$(67,137)

Accumulated other comprehensive income
Balance, beginning of year	$87,172	$(22)
Change in fair value of available for sale financial instruments, net of tax	(4,176)	2,948
Change in cumulative translation adjustment	(28,984)	(31,165)

Balance, end of period	$54,012	$(28,239)

Total Equity	$3,450,893	$3,317,050

See accompanying notes to the Condensed Consolidated Financial Statements

22      ENERPLUS 2012 1st QUARTER REPORT

Condensed Consolidated Statements of Cash Flows

Three months ended March 31 (CDN$ thousands) unaudited	2012	2011

Operating Activities
Net income/(loss)	$(33,821)	$29,549
Non-cash items add/(deduct):
Depletion, depreciation and amortization	118,518	99,901
Impairments	86,906	32,394
Change in fair value of derivative instruments	21,824	80,777
Deferred tax expense/(recovery)	(11,081)	(50,411)
Foreign exchange (gain)/loss on U.S. dollar debt	(2,365)	(11,934)
Accretion expense	3,453	3,415
Equity based compensation – non cash	2,992	3,483
Amortization of debt transaction costs	380	285
Asset disposition (gain)/loss	(24,100)	(26,235)

	162,706	161,224
Decommissioning expenditures	(7,298)	(4,210)
Changes in non-cash operating working capital	(86,427)	(24,611)

Cash flow from operating activities	68,981	132,403

Financing Activities
Issuance of shares	343,898	16,000
Dividends to shareholders	(105,995)	(96,686)
Change in bank debt	(229)	132,971
Changes in non-cash financing working capital	2,755	123

Cash flow from financing activities	240,429	52,408

Investing Activities
Capital expenditures	(319,570)	(176,055)
Property and land acquisitions	(33,020)	(48,218)
Property dispositions	22,611	59,693
Changes in non-cash investing working capital	14,712	(25,265)

Cash flow from investing activities	(315,267)	(189,845)

Effect of exchange rate changes on cash	1,681	276

Change in cash	(4,176)	(4,758)
Cash, beginning of year	5,629	8,374

Cash, end of year	$1,453	$3,616

Supplementary Cash Flow Information
Cash income taxes (received)/paid	$14,438	$123
Cash interest paid	$3,163	$4,467

See accompanying notes to the Condensed Consolidated Financial Statements

ENERPLUS 2012 1st QUARTER REPORT      23

NOTES

Notes to Consolidated Financial Statements

1. REPORTING ENTITY

These interim condensed consolidated financial statements and notes ("interim Consolidated Financial Statements") present the results of Enerplus Corporation including its Canadian and U.S. subsidiaries.

Enerplus is a North American crude oil and natural gas exploration and development company, and is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada.

The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on May 10, 2012.

2. BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under International Financial Reporting Standards ("IFRS") for the three months ended March 31, 2012, and the 2011 comparative periods. They have been prepared in accordance with IAS 34, "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"). These interim Consolidated Financial Statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011. There have been no changes to the use of estimates or judgments since December 31, 2011.

3. SIGNIFICANT ACCOUNTING POLICIES

Enerplus' accounting policies are unchanged compared to December 31, 2011. There have been no new accounting pronouncements during the period. These interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2011.

4. EXPLORATION AND EVALUATION ("E&E") ASSETS

Carrying value ($ thousands)	E&E assets

At January 1, 2011	$1,545,378
Capital spending and acquisitions	620,172
Dispositions	(300,629)
Transfers to Property, Plant and Equipment	(969,036)
Impairment expense	(25,401)
Foreign currency translation adjustment	4,315

At December 31, 2011	$874,799
Capital spending and acquisitions	101,665
Dispositions	(23,478)
Transfers to Property, Plant and Equipment	(96,831)
Foreign currency translation adjustment	(10,810)

As at March 31, 2012	$845,345

As at March 31, 2012 the E&E asset balance of $845,345,000 (December 31, 2011 – $874,799,000) consists of undeveloped lands and assets that management has not fully evaluated for technical feasibility and commercial viability. The transfer of approximately $96,831,000 of E&E assets to PP&E for the three months ended March 31, 2012 primarily relates to U.S. Marcellus assets.

24      ENERPLUS 2012 1st QUARTER REPORT

5. PROPERTY, PLANT AND EQUIPMENT (PP&E)

Carrying value before accumulated depletion and depreciation ($ thousands)	D&P assets	Office and other	Total

As at January 1, 2011	$4,253,439	$59,542	$4,312,981
Capital spending and acquisitions	500,748	11,264	512,012
Transfers from Exploration and Evaluation	969,036	–	969,036
Change in decommissioning costs (Note 9)	178,943	–	178,943
Dispositions	(38,613)	–	(38,613)
Foreign currency translation adjustment	41,306	210	41,516

As at December 31, 2011	$5,904,859	$71,016	$5,975,875
Capital spending and acquisitions	248,420	2,505	250,925
Transfers from Exploration and Evaluation	96,831	–	96,831
Change in decommissioning costs (Note 9)	(26,427)	–	(26,427)
Dispositions	(5,035)	–	(5,035)
Foreign currency translation adjustment	(29,107)	(118)	(29,225)

As at March 31, 2012	$6,189,541	$73,403	$6,262,944

Accumulated Depletion and Depreciation	D&P assets	Office and other	Total

As at January 1, 2011	$827,331	$45,082	$872,413
Depletion, Depreciation and Amortization	425,806	7,560	433,366
Impairment expense (Note 6)	334,302	–	334,302
Foreign currency translation adjustment	3,760	23	3,783

As at December 31, 2011	$1,591,199	$52,665	$1,643,864
Depletion, Depreciation and Amortization	116,930	1,588	118,518
Impairment expense (Note 6)	86,906	–	86,906
Foreign currency translation adjustment	(2,870)	(39)	(2,909)

As at March 31, 2012	$1,792,165	$54,214	$1,846,379

Net carrying value	D&P assets	Office and other	Total

As at January 1, 2011	$3,426,108	$14,460	$3,440,568
As at December 31, 2011	$4,313,660	$18,351	$4,332,011

As at March 31, 2012	$4,397,376	$19,189	$4,416,565

As at March 31, 2012 the Marcellus carry commitment balance remaining was US$19,868,000.

6. IMPAIRMENT

	Three months ended March 31
($ thousands)	2012	2011

D&P assets	$86,906	$32,394

Impairment expense	$86,906	$32,394

The estimated recoverable amounts used for impairment testing were based on the respective assets value in use, calculated using proved plus probable reserves discounted at 10%. D&P asset impairments recorded for the three months ended March 31, 2012 and 2011 relate to natural gas focused cash generating units ("CGU"s) and reflect lower forecast natural gas prices.

ENERPLUS 2012 1st QUARTER REPORT      25

The following table outlines forecasted commodity prices and exchange rates used in Enerplus' CGU impairment tests at March 31, 2012. The forecast commodity prices are consistent with those used by Enerplus' external reserve evaluators determined as of April 1, 2012.

Year	WTI Crude Oil(1) US$/bbl	Exchange Rate USD$/CDN$	Edm Light Crude(1) CDN$/bbl	U.S. Henry Hub Gas price(1) US$/Mcf	Natural Gas 30 day spot @ AECO(1) CDN$/Mcf

2012(2)	$100.00	$1.025	$97.60	$2.95	$2.65
2013	100.00	1.025	101.60	3.90	3.60
2014	100.00	1.025	101.50	4.55	4.20
2015	100.80	1.025	102.30	5.15	4.75
2016	101.70	1.025	103.20	5.60	5.15
Thereafter(3)	+2% yr	1.025	+2% yr	+2% yr	+2% yr

(1)
Prices used in the impairments test were adjusted for commodity price differentials specific to Enerplus.
(2)
Represents nine months remaining for 2012.
(3)
Escalation varies after 2016.

7. OTHER ASSETS

Other assets of $233,032,000 (December 31, 2011 – $207,824,000) represent Enerplus' marketable securities portfolio. For the three months ended March 31, 2012 the change in fair value of these investments represented an unrealized loss of $4,792,000 ($4,176,000 net of tax). For the three months ended March 31, 2011 the change in fair value of these investments represented an unrealized gain of $3,432,000 ($2,948,000 net of tax).

8. DEBT

($ thousands)	March 31, 2012	December 31, 2011

Current:
Current portion of long-term debt	$45,947	$46,808

	45,947	46,808

Long-term:
Bank credit facility	$450,996	$446,182
Senior notes
CDN$40 million (Matures June 18, 2015)	40,000	40,000
US$40 million (Matures June 18, 2015)	39,964	40,680
US$225 million (Matures June 18, 2021)	224,798	228,825
US$54 million (Matures October 1, 2015)(1)(2)	32,371	32,951
US$175 million (Matures June 19, 2014)(1)(3)	70,314	71,648

	858,443	860,286

Total debt	$904,390	$907,094

(1)
A portion of which is classified as current.
(2)
The outstanding U.S. principal as at March 31, 2012 was US$43,200,000.
(3)
The outstanding U.S. principal as at March 31, 2012 was US$105,000,000.

On April 16, 2012 Enerplus announced a proposed offering of senior unsecured notes to be issued on a private placement basis in the United States and Canada with an aggregate principal amount of approximately $405,000,000. The notes will rank equally with the bank credit facility and other outstanding senior notes. Subject to the completion of customary closing conditions, the private placement is expected to close on May 15, 2012. The proceeds from the offering will be used to repay bank indebtedness.

26      ENERPLUS 2012 1st QUARTER REPORT

9. DECOMMISSIONING LIABILITY

Enerplus has estimated the net present value of its decommissioning liability to be $533,520,000 as at March 31, 2012 compared to $563,763,000 at December 31, 2011, based on a total undiscounted liability of $640,090,000 and $644,922,000 respectively. The decommissioning liability was calculated using a risk free rate of 2.66% at March 31, 2012 (December 31, 2011 – 2.49%). The majority of the change in estimates relates to changes in the risk free rate used to calculate the present value of the liability.

($ thousands)	March 31, 2012	December 31, 2011

Decommissioning liability, beginning of year	$563,763	$392,709
Change in estimates	(28,280)	174,807
Property acquisition and development activity	2,134	4,828
Dispositions	(281)	(692)

Capitalized decommissioning costs	(26,427)	178,943
Decommissioning expenditures	(7,298)	(21,656)
Accretion	3,453	13,803
Foreign currency translation adjustment	29	(36)

Decommissioning liability	$533,520	$563,763

10. FINANCE EXPENSE

	Three months ended March 31
($ thousands)	2012	2011

Realized:
Interest on bank debt and senior notes	$10,848	$11,900
Unrealized:
Cross currency interest rate swap (gain)/loss	1,449	(832)
Interest rate swap (gain)/loss	(332)	(761)
Premium and transaction cost amortization	380	285
Accretion of decommissioning liability	3,453	3,415

Finance expense	$15,798	$14,007

11. FOREIGN EXCHANGE

	Three months ended March 31
($ thousands)	2012	2011

Realized:
Foreign exchange (gain)/loss	$(5,280)	$7,259
Unrealized:
Translation of U.S. dollar debt (gain)/loss	(2,365)	(11,934)
Cross currency interest rate swap (gain)/loss	2,061	3,927
Foreign exchange swaps (gain)/loss	264	2,410

Foreign exchange (gain)/loss	$(5,320)	$1,662

12. INCOME TAXES

	Three months ended March 31
($ thousands)	2012	2011

Current tax expense/(recovery)
Canada	$(633)	$–
U.S.	1,336	782

Total current tax expense/(recovery)	$703	$782
Deferred tax expense/(recovery)	(11,081)	(50,411)

Total income tax expense/(recovery)	$(10,378)	$(49,629)

ENERPLUS 2012 1st QUARTER REPORT      27

13. SHAREHOLDERS' CAPITAL

(a) Share Capital

	Three months ended March 31		Year ended December 31
Authorized unlimited number of common shares	2012		2011

Issued: (thousands)	Shares	Amount	Shares	Amount

Balance, beginning of year	181,159	$3,442,364	176,946	$5,639,380
Corporate Conversion:
Reclassification of EELP units (non-cash)	–	–	1,703	44,387
Reclassification of Accumulated Deficit (non-cash)	–	–	–	(2,314,775)
Issued for cash:
Pursuant to public offerings	14,709	330,618	–	–
Dividend reinvestment plan	552	12,533	1,928	52,375
Pursuant to stock option plan	43	747	582	11,626
Non-cash:
Pursuant to stock option plan	–	644	–	9,371

Balance, end of period	196,463	$3,786,906	181,159	$3,442,364

On February 8, 2012 Enerplus issued 14,708,500 common shares for gross proceeds of $344,914,000 ($330,618,000 net of issuance costs).

(b) Dividends

For the three months ended March 31, 2012 Enerplus paid dividends of $0.18 per share per month for a total of $105,995,000.

(c) Equity Based Compensation

Equity based compensation includes Enerplus' stock option plan and its Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") long term incentive plans. The following table summarizes Enerplus' equity based compensation expense:

	Three months ended March 31
($ thousands)	2012	2011

Stock option plan (non-cash)	$2,992	$3,483
Long term incentive plans (cash)	1,583	5,181

Equity based compensation expense	$4,575	$8,664

(i) Stock Option Plan

The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting periods:

Weighted average for the period	March 31, 2012	December 31, 2011

Dividend yield(1)	7.7%	7.14%
Volatility(1)	30.2%	35.0%
Risk-free interest rate	1.47%	2.34%
Forfeiture rate	10%	9.4%
Expected life	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the life of the option which may differ from the volatility and dividend yield as at March 31, 2012.

28      ENERPLUS 2012 1st QUARTER REPORT

The weighted average grant date fair value of options granted during the three months ended 2012 was $2.54 (March 31, 2011 – $4.38). At March 31, 2012, 3,337,000 options were exercisable at a weighted average reduced exercise price of $30.05 with a weighted average remaining contractual term of 3.9 years, giving an aggregate intrinsic value of $4,017,000 (March 31, 2011 – $11,503,000).

For the three months ended March 31, 2012, a total of 43,000 options were exercised at a weighted average reduced exercise price of $17.50. The weighted average share price during the period was $23.79.

For the three months ended March 31, 2012, Enerplus expensed a total of $2,992,000 related to its stock option plan. The total unamortized fair value of outstanding options of $12,740,000 will be recognized in net income over the remaining vesting period. Activity for the periods is as follows:

	Three months ended March 31, 2012		Year ended December 31, 2011
	Number of Options (000's)	Weighted Average Exercise Price(1)	Number of Options (000's)	Weighted Average Exercise Price(1)

Options outstanding
Beginning of year	5,098	$29.41	5,457	$32.11
Granted	4,292	23.00	2,154	30.27
Exercised	(43)	17.50	(582)	19.97
Forfeited	(109)	27.29	(845)	33.22
Expired	–	–	(1,086)	47.05

End of period	9,238	$26.51	5,098	$29.41

Options exercisable at the end of period	3,337	$30.05	1,932	$33.86

(1)
Exercise price reflects grant prices less any reduction in strike price for outstanding rights under the rights incentive plan.

The following table summarizes the Contributed Surplus activity:

($ thousands)	Three months ended March 31, 2012	Year ended December 31, 2011

Balance, beginning of year	$26,910	$3,795
Reclassification of trust unit rights liability	–	20,156
Stock option plan – exercised	(644)	(9,371)
Stock option plan – expensed	2,992	12,330

Balance, end of period	$29,258	$26,910

The following table summarizes the Contributed Surplus balance as at:

($ thousands)	March 31, 2012	December 31, 2011

Cancelled shares	$3,795	$3,795
Stock option plan	25,463	23,115

Balance, end of period	$29,258	$26,910

ENERPLUS 2012 1st QUARTER REPORT      29

(ii) Long-term Incentive Plan

The following table summarizes the PSU, RSU and DSU activity for the three months ended March 31, 2012:

(thousands of units)	PSUs	RSUs	DSUs

Number of units, beginning of year	170	895	13.9
Granted	275	379	29.4
Settled	–	(480)	–
Forfeited	(4)	(28)	–

Number of units, end of period	441	766	43.3

(d) Basic and Diluted Earnings per Share

Net income per share has been determined based on the following:

	Three months ended March 31
(thousands of shares)	2012	2011

Weighted average shares	189,844	178,832
Dilutive impact of options	216	620

Diluted shares	190,060	179,452

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Carrying Value and Fair Value of Non-Derivative Financial Instruments

Enerplus' non-derivative financial instruments include accounts receivable, accounts payable, marketable securities, dividends payable, bank indebtedness and long-term debt.

(i) Accounts Receivable, Accounts Payable, Dividends Payable, Bank Credit Facilities and Senior Notes

The carrying value of accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value at March 31, 2012 and December 31, 2011 due to their short term nature. At March 31, 2012 the combined fair values of Enerplus' senior notes was $528,481,000 and the carrying amount was $453,394,000 (December 31, 2011 – fair value of $540,426,000 and carrying value of $460,912,000). The fair value of the senior notes was estimated by discounting future interest and principal payments using available market information at the balance sheet date.

(b) Fair Value of Derivative Financial Instruments

Derivative instruments are recorded at their estimated fair value using observable market inputs, other than quoted prices, at the balance sheet date. The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At March 31, 2012 a current deferred financial asset of $899,000, a current deferred financial credit of $54,295,000, a non-current deferred financial asset of $6,533,000 and a non-current deferred financial credit of $33,595,000 are recorded on the Consolidated Balance Sheet.

30      ENERPLUS 2012 1st QUARTER REPORT

The following table summarizes the fair value as at March 31, 2012 and change in fair value for the three months ended March 31, 2012.

($ thousands)	Interest Rate Swaps	Cross Currency Interest Rate Swap	Foreign Exchange Swaps		Electricity Swaps		Oil Commodity Derivative Instruments	Total

Deferred financial assets/(liabilities), beginning of year	$(1,603)	$(46,317)	$6,642		$2,255		$(19,611)	$(58,634)
Change in fair value gain/(loss)	332 (1)	(3,510) (2)	(264)	(3)	(1,356)	(4)	(17,026) (5)	(21,824)

Deferred financial assets/(liabilities), end of period	$(1,271)	$(49,827)	$6,378		$899		$(36,637)	$(80,458)

Balance Sheet classification:
Current assets/(liabilities)	$(1,077)	$(16,426)	$(155)		$899		$(36,637)	$(53,396)
Non-current assets/(liabilities)	$(194)	$(33,401)	$6,533		$–		$–	$(27,062)

Total	$(1,271)	$(49,827)	$6,378		$899		$(36,637)	$(80,458)

(1)
Recorded in finance expense.
(2)
Recorded in foreign exchange expense (loss of $2,061) and finance expense (loss of $1,449).
(3)
Recorded in foreign exchange expense.
(4)
Recorded in operating expense.
(5)
Recorded in commodity derivative instruments (see below).

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

	Three months ended March 31
($ thousands)	2012	2011

Change in fair value of commodity derivative instruments gain/(loss)	$(17,026)	$(79,158)
Net realized cash gain/(loss)	(10,628)	3,031

Commodity derivative instruments gain/(loss)	$(27,654)	$(76,127)

(c) Risk Management

Commodity Price Risk

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts considered appropriate to a maximum of 80% of forecasted production volumes net of royalties.

Crude Oil Instruments:

At March 31, 2012 the fair value of Enerplus' crude oil derivative contracts represented a liability of $36,637,000 and the change in fair value of these contracts during the first three months of 2012 represented an unrealized loss of $17,026,000.

ENERPLUS 2012 1st QUARTER REPORT      31

The following table summarizes Enerplus' crude oil risk management positions at May 2, 2012:

Instrument Type	bbls/day	US$/bbl(1)

Apr 1, 2012 – Jun 30, 2012
WTI Swap	17,500	95.83
WTI Purchased Put	1,000	103.00
WTI Purchased Call	1,000	103.00
WTI Sold Put	2,000	65.00
WTI Sold Call	1,000	133.00
Brent – WTI Spread	3,500	13.82
Jul 1, 2012 – Dec 31, 2012
WTI Swap	17,500	95.83
WTI Purchased Put	1,000	103.00
WTI Purchased Call	1,000	103.00
WTI Sold Put	2,000	65.00
WTI Sold Call	1,000	133.00
Brent – WTI Spread	3,000	13.71
Jan 1, 2013 – Dec 31, 2013
WTI Swap	12,500	103.05
WTI Purchased Call	1,000	102.95
WTI Sold Put	1,000	63.00
WTI 1st to 2nd Month Swap	2,000	0.35

(1)
Swap transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Enerplus has also sold a call swaption for 1,000 bbls/day for 2013 which gives the counterparty the option to buy a West Texas Intermediate ("WTI") swap from Enerplus at US$115/bbl.

Enerplus does not have any financial contracts with respect to natural gas production. Enerplus has entered into physical fixed price delivery sales contracts for 65,161 Mcf/day, or approximately 27% of our forecasted net gas production after royalties, at an average price of $2.17/Mcf from April 1, 2012 through to October 31, 2012.

Electricity:

Enerplus is subject to electricity price fluctuations and it manages this risk by entering into forward fixed rate electricity derivative contracts on a portion of its electricity requirements. At March 31, 2012 the fair value of Enerplus' electricity contracts represented an asset of $899,000 and the change in fair value of these contracts during the first three months of 2012 represented an unrealized loss of $1,356,000. The Company's outstanding electricity derivative contracts at May 2, 2012 are summarized below:

Instrument Type	MWh	CDN$/Mwh

Apr 1, 2012 – Dec 31, 2012
AESO Power Swap	13.0	54.04
Jan 1, 2013 – Dec 31, 2013
AESO Power Swap	6.0	70.63

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

32      ENERPLUS 2012 1st QUARTER REPORT